700 Louisiana Street Suite 3700 Houston, Texas 77002-2797 (713) 225-2300
fax (713) 225-2340 www.seyfarth.com
Writer’s direct phone (713) 225-1337 Writer’s e-mail mcoffin@seyfarth.com

October 13, 2008

VIA FACSIMILE (202) 772-9368

Securities and Exchange Commission
Attention: Ms. Tracey L. McNeil
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Re:	BPZ Resources, Inc.
Registration Statement on Form S-3/A
Filed October 3, 2008
Commission File No. 333-153427 (the “Registration Statement”)

Dear Ms. McNeil:

In connection with the above-captioned Registration Statement, enclosed is a request from BPZ Resources, Inc. to accelerate the effective time of the Registration Statement to 10:00 a.m. Eastern Standard Time on October 16, 2008, or as soon thereafter as possible.  If you have any questions regarding the foregoing, I would appreciate it if you would call me at your very earliest convenience at (713) 225-1337.

Thank you for your assistance.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Mark W. Coffin

Mark W. Coffin

cc:	Edward G. Caminos
BPZ Resources, Inc.

ATLANTA   BOSTON   CHICAGO   HOUSTON   LOS ANGELES   NEW YORK   SACRAMENTO   SAN FRANCISCO   WASHINGTON, D.C.   BRUSSELS

[BPZ Letterhead]

October 13, 2008

Via Facsimile (202-772-9368) and EDGAR

Securities and Exchange Commission
Attention: Ms. Tracey L. McNeil
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Re:	BPZ Resources, Inc.
Registration Statement on Form S-3/A
Filed October 3, 2008
Commission File No. 333-153427 (the “Registration Statement”)

Ladies and Gentlemen:

BPZ Resources, Inc., d/b/a BPZ Energy, Inc. (the “Company) hereby requests, with respect to the above-captioned Registration Statement, that the effective date for the Registration Statement be accelerated so that it be declared effective at 10:00 a.m. Eastern Standard Time on October 16, 2008, or as soon thereafter as possible.

In making the request, the Company hereby acknowledges that: (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BPZ RESOURCES, INC.

	By:	/s/ Edward G. Caminos
Edward G. Caminos
Chief Financial Officer

cc:	Mark W. Coffin, Esq.
Seyfarth Shaw LLP